EXHIBIT 99.1

EASON TECHNOLOGY LIMITED

Room 612, 6/F, KaiYue Comm Building, No. 2C,

Argyle Street, Mongkok Kowloon, Hong Kong,

People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on March 18, 2026

NOTICE IS HEREBY GIVEN that the 2026 annual general meeting of shareholders (the “Annual General Meeting”) of Easton Technology Limited (the “Company”), a Cayman Islands exempted company, will be held at 10:00 a.m., Eastern Time (11:00 p.m. Beijing Time), on March 18, 2026 at the Company’s office at Room 612, 6/F, KaiYue Comm Building, No. 2C, Argyle Street, Mongkok Kowloon, Hong Kong, to consider, and if thought fit, to pass, the following resolution:

1.	As an ordinary resolution, that Longwen (Stanley) He be re-elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders;

2.	As an ordinary resolution, that Stephan Liao be re-elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders;

3.	As an ordinary resolution, that Jun Hu be re-elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders;

4.	As an ordinary resolution, that Hao Xu be re-elected as a director of the Company subject to renewal at the Company’s next annual general meeting of shareholders;

5.	As an ordinary resolution, that Siyuan Xu be re-elected as a director of the Company subject to renewal at the Company’s next annual meeting of shareholders;

6.	As an ordinary resolution, that Halen Fu be re-elected as a director of the Company subject to renewal at the Company’s next annual meeting of shareholders;

7.	As an ordinary resolution, that Haitao He be elected as a director of the Company subject to renewal at the Company’s next annual meeting of shareholders;

8.

As a special resolution, that conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (as defined below):

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a)

the par value of each authorized and issued share in the capital of the Company be reduced from US$0.00005 per share to US$0.0000005 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$0.0000495 on each of the then issued shares of the Company (the “Capital Reduction”);

b)

the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act (As Revised) of the Cayman Islands, the Memorandum and Articles of Association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

c)

immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 100 shares of a par value of US$0.0000005 each (the “Share Sub-Division”);

d)	immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed,

FROM: US$40,000,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.00005 each, and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.00005 each,

TO: US$400,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.0000005 each (the "New Class A Ordinary Shares"), and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.0000005 each (the "New Class B Ordinary Shares") by cancelling the excess authorized but unissued shares in the authorized share capital of the Company, and of which 174,077,555,803 New Class A Ordinary Shares and 512,232,237 New Class B Ordinary Shares are issued and are fully paid up and the remainder are unissued; and

e)

each of the New Class A Ordinary Shares and the New Class B Ordinary Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles of Association of the Company.

9.

As a special resolution, subject to the Capital Reduction and Share Sub-Division taking effect, to approve and adopt the Fifth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&AA”) in substitution for the existing Fourth Amended and Restated Memorandum and Articles of Association of the Company, to reflect the Capital Reduction and the Share Sub-Division (the “M&AA Amendment”); and

10.

As an ordinary resolution, to approve and adopt the Company’s 2026 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares pursuant to the 2026 Equity Incentive Plan (the “Incentive Plan”).

The Board of Directors of the Company has fixed the close of business on January 30, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the Annual General Meeting or any adjournment or postponement thereof.

Holders of the Company’s Class A Ordinary Shares, par value US$0.00005 per share (the "Class A Ordinary Shares") and Class B Ordinary Shares, par value US$0.00005 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the "Shares"), at the close of business on the Record Date are cordially invited to attend the Annual General Meeting as well as any adjourned or postponed meeting thereof. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.

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Holders of the Company’s American depositary shares (“ADSs”), each representing the right to receive sixty thousand (60,000) Class A Ordinary Shares may not directly exercise their right to attend or vote at the Annual General Meeting. Instead, holders of ADSs as of the Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Shares represented by the ADSs.

Your vote is very important. Whether or not you plan to participate in the meeting, we encourage you to submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the accompanying proxy statement.

The proxy statement, a form of proxy card and our most recent Annual Report are available online on the investor relations section of our website at the following internet address: http://www.fdvsglobal.com .

By Order of the Board of Directors,
/s/ Longwen (Stanley) He
Longwen (Stanley) He Chairman of the Board of Directors Dated: February 24, 2026

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EASON TECHNOLOGY LIMITED

Room 612, 6/F, KaiYue Comm Building, No. 2C,

Argyle Street, Mongkok Kowloon, Hong Kong,

People’s Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Eason Technology Limited (the “Company,” “we,” “us,” or “our”) for the Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on March 18, 2026 at Room 612, 6/F, KaiYue Comm Building, No. 2C, Argyle Street, Mongkok Kowloon, Hong Kong, at 10:00 a.m. Eastern Time (11:00 p.m. Beijing Time), and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted or the shareholder attends the Annual General Meeting in person. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

This proxy statement and the accompanying Notice of Annual General Meeting of Shareholders are first being sent to holders of the Company’s Shares on or about March 2, 2026. Holders of Shares and American depositary shares, each representing the right to sixty thousand (60,000) Class A Ordinary Shares (the “ADSs”) will receive an instruction on access to the meeting. Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the Annual General Meeting in person. If you do attend the Annual General Meeting, you may vote by ballot at the Annual General Meeting and your proxy will be deemed to be revoked.

PROPOSALS TO BE VOTED ON

1.	As an ordinary resolution, that Longwen (Stanley) He be re-elected as a director of the Company subject to renewal at the Company’s next annual meeting of shareholders;

2.	As an ordinary resolution, that Stephen Liao be re-elected as a director of the Company subject to renewal at the Company’s next annual meeting of shareholders;

3.	As an ordinary resolution, that Jun Hu be re-elected as a director of the Company subject to renewal at the Company’s next annual meeting of shareholders;

4.	As an ordinary resolution, that Hao Xu be re-elected as a director of the Company subject to renewal at the Company’s next annual meeting of shareholders;

5.	As an ordinary resolution, that Siyuan Xu be re-elected as a director of the Company subject to renewal at the Company’s next annual meeting of shareholders;

6.	As an ordinary resolution, that Halen Fu be re-elected as a director of the Company subject to renewal at the Company’s next annual meeting of shareholders;

7.	As an ordinary resolution, that Haitao He be elected as a director of the Company subject to renewal at the Company’s next annual meeting of shareholders;

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8.

As a special resolution, that conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (as defined below):

a)

the par value of each authorized and issued share in the capital of the Company be reduced from US$0.00005 per share to US$0.0000005 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$0.0000495 on each of the then issued shares of the Company (the “Capital Reduction”);

b)

the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act (As Revised) of the Cayman Islands, the Memorandum and Articles of Association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

c)

immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 100 shares of a par value of US$0.0000005 each (the “Share Sub-Division”);

d)	immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed,

FROM: US$40,000,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.00005 each, and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.00005 each,

TO: US$400,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.0000005 each (the "New Class A Ordinary Shares"), and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.0000005 each (the "New Class B Ordinary Shares") by cancelling the excess authorized but unissued shares in the authorized share capital of the Company, and of which 174,077,555,803 New Class A Ordinary Shares and 512,232,237 New Class B Ordinary Shares are issued and are fully paid up and the remainder are unissued; and

e)

each of the New Class A Ordinary Shares and the New Class B Ordinary Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles of Association of the Company.

9.

As a special resolution, subject to the Capital Reduction and Share Sub-Division taking effect, to approve and adopt the Fifth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&AA”) in substitution for the existing Fourth Amended and Restated Memorandum and Articles of Association of the Company, to reflect the Capital Reduction and the Share Sub-Division (the “M&AA Amendment”); and

10.

As an ordinary resolution, to approve and adopt the Company’s 2026 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares pursuant to the 2026 Equity Incentive Plan (the “Incentive Plan”).

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1-10.

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VOTING SECURITIES

Only holders of the class A ordinary shares of US$0.00005 each of the Company (the "Class A Ordinary Shares") and the class B ordinary shares of US$0.00005 each of the Company (the "Class B Ordinary Shares", together with the Class A Ordinary Shares, the "Shares"), whose names are on the register of members of the Company at the close of business on January 30, 2026 (the “Record Date”) are entitled to receive notice of and to vote in respect of the matters requiring shareholders’ vote at the Annual General Meeting, and are cordially invited to attend the Annual General Meeting as well as any adjourned or postponed meeting thereof. Whether or not you expect to attend, you are respectfully requested by the Board to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.

Holders of the Company’s ADSs issued by Deutsche Bank Trust Company Americas, as depository of the ADSs (the “Depository”), are not entitled to attend or vote at the Annual General Meeting. Instead, holders of ADSs as of the Record Date will need to instruct the Depository as to how to vote the Class A Ordinary Shares represented by the ADSs.

As of the Record Date, the Company had 174,077,555,803 issued and outstanding Class A Ordinary Shares and 512,232,237 issued and outstanding Class B Ordinary Shares entitled to vote. For purposes of voting at the Annual General Meeting, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 50 votes on all matters to be acted upon at the Annual General Meeting. A quorum consists of the presence in person or by proxy of at least two shareholders being not less than an aggregate of one-third of the Shares and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. The affirmative vote of a simple majority of the votes cast in person or by proxy at the meeting and entitled to vote on the re-election of directors is required for the re-election of our directors.

If the enclosed proxy is properly executed and returned, the Shares represented thereby will be voted in accordance with the directions therein and otherwise in accordance with the judgment of the persons designated as proxies (unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy card). Any proxy card on which no instruction is specified will be voted in favor of the re-election of the nominees set forth under the caption “Election of Directors”.

VOTING

Voting by Holders of Shares

If you are a holder of record of the Shares, you may vote at the Annual General Meeting. If you do not wish to vote at the Annual General Meeting or you will not be attending the Annual General Meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you intend to vote by proxy, your proxy card must be received by 10:00 a.m. U.S. Eastern Time (11:00 p.m. Beijing Time) on March 12, 2026 to ensure that it is counted.

Voting by Holders of ADSs

As the holder of record for all the Class A Ordinary Shares represented by the ADSs, only the Depository may vote those Class A Ordinary Shares at the Annual General Meeting.

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We have requested the Depository to distribute to owners of record of ADSs at the close of business on the Record Date an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, the Depository will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs, as amended (the “Deposit Agreement”), the Depository will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to the Depository in a timely manner, in which case the underlying Class A Ordinary Shares represented by the holder’s ADSs may not be voted in accordance with such holder’s wishes.

If no timely instructions are received by the Depository from a holder of ADSs by 10:00 a.m. U.S. Eastern Time (11:00 p.m. Beijing Time) on March 12, 2026, the Depository will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Class A Ordinary Shares represented by such holder’s ADSs, unless the Company has informed the Depository that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

Revocability of Proxies and ADS Voting Cards

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, may be revoked: (a) for holders of ADSs, by submitting a written notice of revocation or a fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the Depositary, no later than 10:00 a.m. U.S. Eastern Time (11:00 p.m. Beijing Time) on March 12, 2026, or (b) for holders of Shares, by submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no less than 24 hours before the time appointed for the holding of the meeting or at any adjournment thereof.

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the Company’s website. The 2024 annual report for the year ended December 31, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s ADSs. You may obtain a copy of our 2024 Annual Report by visiting the “Annual Reports” heading under the “Financials” section of the Company’s website at http://www.fdvsglobal.com. If you want to receive a paper or email copy of the Company’s 2024 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@dunxin.us.

PROPOSALS 1 THROUGH 7

RE-ELECTION OF DIRECTORS

The Board has nominated each of the current directors, Messrs. Longwen (Stanley) He, Jun Hu, Stephen Liao, Hao Xu, and Siyuan Xu, Halen Fu, for re-election, and a new candidate, Haitao He, for election, as directors until their successors are duly elected and become qualified or such time as they die, resign (or where their office are vacated in any other way) or are removed from office by a shareholders’ ordinary resolution. Pursuant to the terms of our offer letter with each of the director nominees, they are up for re-election at the Annual General Meeting.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

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The following table and subsequent narrative set forth the biographic information of the six director nominees.

Name	Age	Position
Longwen (Stanley) He	37	Director (Chairman); Chief Executive Officer
Stephen Liao	40	Director
Jun Hu	55	Director
Hao Xu	36	Director
Siyuan Xu	32	Director
Halen Fu	51	Director
Haitao He	35	Director

Longwen (Stanley) He, Director. Mr. He was appointed as director of the Company on October 16, 2023. Mr. He has served as the director of investment and mergers of Zhongliang Holdings Group Co., Ltd. since August 2021. From March 2018 to June 2021, Mr. He served as the director of investment and financing of Shenzhen Baoneng Investment Group Co., Ltd. Between July 2014 and February 2018, Mr. He served as a corporate business manager at the Agricultural Bank of China, Shenzhen Branch. Mr. He received his bachelor’s degree in economics from Chongqing Technology and Business University and his master’s degree in economics from South China Normal University.

Stephen Liao, Director. Mr. Stephan Liao is working as the vice president of the South China Region in iSoftStone Information Technology (Group) Co., Ltd., a company in the software and information technology services industry, responsible for software development and digital technology service team management, key customer service and market expansion, from April 2014 until present. Mr. Liao obtained his bachelor’s degree in computer science and technology from Jiangxi Normal University in 2008.

Jun Hu, Director. Mr. Jun Hu is working as the president in TK Health Technology Co., Ltd., a pharmaceutical chain company, responsible for strategy and operational management from February 2024 until present. From October 2019 to January 2024, Mr. Jun He worked as a director in Stone Energy Technology Co., Ltd., responsible for business development and mergers and acquisitions business. Mr. Hu received his bachelor’s degree of economics in accounting from Hubei University in 2013.

Hao Xu, Director. Mr. Xu was appointed as director of the Company on October 16, 2023. Mr. Xu has served as the director of Shenzhen Zhongtong Rongzhi Business Consulting Co., Ltd. from August 2019 to July 2023. From May 2015 to July 2019, Mr. Xu served as the vice president of Shenzhen Qianhai Zhongzhao Capital Management Co., Ltd. Mr. Xu received his bachelor’s degree in business administration from Wuhan University, and his bachelor’s degree in economics from Zhongnan University of Economics and Law.

Siyuan Xu, Director. Mr. Xu worked at Guangdong Nohang Asset Disposal Co., Ltd. as a Sales Manager from June 2018 to July 2019, where he met sales targets and expanded resource channels. He then served as Deputy General Manager from July 2019 to May 2020, overseeing daily operations and leading the business department to achieve sales goals. Since May 2020, he has held the position of General Manager, responsible for the overall management of the company and the formulation of strategic plans. He received a Bachelor's degree in Marketing from Guangdong University of Finance in July 2016.

Halen Fu, Director. Mr. Halen Fu is working as the vice president of Zhengda Medical Group Co., Ltd. from February 2022 until present, responsible for risk and compliance management. Mr. Fu worked as the compliance director in Dezhao Capital Management Co., Ltd. from October 2017 to January 2022, responsible for project and investment review. Mr. Fu obtained his bachelor’s degree of economics in finance from Hunan University of Finance and Economics in 1996, and his master’s degree of business administration from Wuhan University in 2005.

Haitao He, Director. Mr. Haitao He is a pharmaceutical industry professional with 10+ years of experience in marketing, sales channel development, and business operations. He previously served as Marketing Manager at Sichuan Datong Xinhong Pharmaceutical Group, expanding networks across agents, hospitals, and pharmacies. Since 2019, he has been General Manager of Midou Industry (Shanghai) Co., Ltd., where he built a pharmaceutical e-commerce platform, expanded domestic and overseas supply channels, and developed an end-to-end pharmaceutical circulation supply chain. Mr. He holds a Bachelor of Science in Pharmacy from Chengdu Medical College in 2013.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to appoint all of the director nominees as a director of the Company.

THE BOARD RECOMMENDS VOTING “FOR” PROPOSALS 1-7 FOR THE RE-ELECTION OR APPOINTMENT OF EACH OF THE ABOVE DIRECTOR NOMINEES AS DESCRIBED IN PROPOSALS 1-7.

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PROPOSAL 8

TO APPROVE THE CAPITAL REDUCTION

General

Our Board has proposed to the shareholders to approve that the par value of the Company’s ordinary share be reduced from US$0.00005 per share to US$0.0000005 per share, as described below. The purpose of the change in par value is to create the flexibility to potentially issue Shares at a price per share that is lower than the current par value of $0.00005 per share. Accordingly, our Board has concluded that it is in the Company’s commercial and best interests to reduce the par value of the Company Shares from US$0.00005 per share to US$0.0000005 per share. In accordance with Section 14A of the Companies Act (As Revised) of the Cayman Islands, the Share Capital Reduction is supported by a solvency statement made by our Board (i.e. that the Board has reasonable grounds to believe that we will be able to pay our debts in full as they fall due in the ordinary course of business) no more than thirty days before the date of this Annual General Meeting.

“IT IS HEREBY RESOLVED, as a special resolution, that:

conditional upon the registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (as defined below):

a)

the par value of each authorized and issued share in the capital of the Company be reduced from US$0.00005 per share to US$0.0000005 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$0.0000495 on each of the then issued shares of the Company (the “Capital Reduction”);

b)

the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors of the Company may deem fit and permitted under the Companies Act (As Revised) of the Cayman Islands, the Memorandum and Articles of Association of the Company and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

c)

immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 100 shares of a par value of US$0.0000005 each (the “Share Sub-Division”);

d)	immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed,

FROM: US$40,000,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.00005 each, and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.00005 each,

TO: US$400,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.0000005 each (the "New Class A Ordinary Shares"), and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.0000005 each (the "New Class B Ordinary Shares") by cancelling the excess authorized but unissued shares in the authorized share capital of the Company, and of which 174,077,555,803 New Class A Ordinary Shares and 512,232,237 New Class B Ordinary Shares are issued and are fully paid up and the remainder are unissued; and

e)

each of the New Class A Ordinary Shares and the New Class B Ordinary Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Memorandum and Articles of Association of the Company.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a two-thirds majority of the votes of the holders of Shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to approve the Capital Reduction.

THE BOARD RECOMMENDS VOTING “FOR” PROPOSAL 8 TO APPROVE THE CAPITAL REDUCTION AS DESCRIBED IN THIS PROPOSAL 8.

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PROPOSAL 9

TO APPROVE THE AMEDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Our Board has determined, subject to the Capital Reduction and Share Sub-Division taking effect, it is advisable and in the best interests of the Company and its shareholders, for the Company to adopt a fifth amended and restated memorandum and articles of association in the form as attached hereto as Appendix A, effective from the date of registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction (the “Amended M&AA”) to reflect the Capital Reduction and the Share Sub-division, in substitution for and to the exclusion of, the fourth amended and restated memorandum of association of the Company adopted by a special resolution passed on January 10, 2025 (the “M&AA Amendment”).

A draft form of the Amended M&AA is attached to this notice as Appendix A. The draft form of the Amended M&AA assumes that the shareholders have approved and the Registrar of Companies in the Cayman Islands has registered the Capital Reduction. The resolutions be put to the shareholders to consider and to vote upon at the Annual General Meeting to adopt the Amended M&AA for and on behalf of the Company are:

“IT IS HEREBY RESOLVED, as a special resolution, that:

subject to the Capital Reduction and Share Sub-Division taking effect, to approve and adopt the Fifth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&AA”) in substitution for the existing Fourth Amended and Restated Memorandum and Articles of Association of the Company, effective from the date of registration by the Registrar of Companies of the Cayman Islands of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands with respect to the Capital Reduction to reflect the Capital Reduction and the Share Sub-Division (the “M&AA Amendment”); and

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a two-thirds majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to approve the M&AA Amendment and the adoption of the Amended M&AA.

THE BOARD RECOMMENDS VOTING “FOR” PROPOSAL 9 TO APPROVE THE M&AA AMENDMENT AND ADOPTION OF AMENDED M&AA AS DESCRIBED IN THIS PROPOSAL 9.

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PROPOSAL NO. 10

EQUITY INCENTIVE PLAN PROPOSAL

The Board has declared advisable, adopted and is submitting for shareholder approval, the Company’s 2026 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company, which interest may be measured by reference to the value of our ordinary shares.

The Plan will be effective upon approval by the Company’s shareholders. Capitalized terms used but not defined in this Equity Incentive Plan Proposal shall have the meaning ascribed to them in the Plan, a copy of which is attached hereto as Appendix B. The following description is qualified in its entirety by reference to the Plan.

Description of the Plan

Administration. Our compensation committee of the Board (the “Compensation Committee”) will administer the Plan. The Committee will have the authority to determine the terms and conditions of any agreements evidencing any Awards granted under the Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Plan. Our Compensation Committee will have full discretion to administer and interpret the Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable.

Eligibility. Current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates are eligible to participate in the Plan. Our Compensation Committee has the sole and complete authority to determine who will be granted an award under the Plan, however, it may delegate such authority to one or more officers of the Company under the circumstances set forth in the Plan.

Number of Shares Authorized. The Plan provides for an aggregate of 26,111,633,370 Class A Ordinary Shares to be available for awards. If an award is forfeited or if any option terminates, expires or lapses without being exercised, the Class A ordinary shares subject to such award will again be made available for future grant. Class A Ordinary Shares that are used to pay the exercise price of an option or that are withheld to satisfy the Participant’s tax withholding obligation will not be available for re-grant under the Plan.

Each Class A Ordinary Share subject to an Option or a Share Appreciation Right will reduce the number of Class A Ordinary Shares available for issuance by one share, and each Class A Ordinary Share underlying an Award of Restricted Share, Restricted Share Units, Share Bonus Awards and Performance Compensation Awards will reduce the number of Class A Ordinary Shares available for issuance by one share.

If there is any change in our corporate capitalization, the Compensation Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our Plan, the number of shares covered by awards then outstanding under our Plan, the limitations on awards under our Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

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The Plan will have a term of ten years and no further awards may be granted under the Plan after that date.

Awards Available for Grant. Our Compensation Committee may grant awards of Non-Qualified Share Options, Incentive (qualified) Share Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Share Bonus Awards, Performance Compensation Awards (including cash bonus awards) or any combination of the foregoing.

Options. Our Compensation Committee will be authorized to grant Options to purchase Ordinary Shares that are either “qualified,” meaning they are intended to satisfy the requirements of Code Section 422 for incentive share options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Plan will be subject to the terms and conditions established by our Compensation Committee. Under the terms of the Plan, the exercise price of the Options will be set forth in the applicable Award agreement. Options granted under the Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by our Compensation Committee and specified in the applicable Award agreement. The maximum term of an option granted under the Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% shareholder).

Share Appreciation Rights. Our Compensation Committee will be authorized to award Share Appreciation Rights (or SARs) under the Plan. SARs will be subject to the terms and conditions established by our Compensation Committee. An SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An Option granted under the Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an Option. SARs granted in connection with an Option shall be subject to terms similar to the Option corresponding to such SARs. SARs shall be subject to terms established by our Compensation Committee and reflected in the Award agreement.

Restricted Shares. Our Compensation Committee will be authorized to award Restricted Shares under the Plan. Our Compensation Committee will determine the terms of such Restricted Shares awards. Restricted Shares are Class A ordinary shares that generally are non-transferable and subject to other restrictions determined by our Compensation Committee for a specified period. Unless our Compensation Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the restricted period, then any unvested Restricted Shares are forfeited.

Restricted Share Unit Awards. Our Compensation Committee will be authorized to award Restricted Share Unit awards. Our Compensation Committee will determine the terms of such Restricted Share Units. Unless our Compensation Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited.

Share Bonus Awards. Our Compensation Committee will be authorized to grant awards of unrestricted Ordinary Shares or other awards denominated in Ordinary Shares, either alone or in tandem with other awards, under such terms and conditions as our Compensation Committee may determine.

Performance Compensation Awards. Our Compensation Committee will be authorized to grant any award under the Plan in the form of a Performance Compensation Award by conditioning the vesting of the award on the attainment of specific levels of performance of the Company and/or one or more Affiliates, divisions or operational units, or any combination thereof, as determined by the Committee.

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. Our Compensation Committee, however, may permit awards (other than incentive share options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability Company whose partners or shareholders are the participant and his or her family members or anyone else approved by it.

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Amendment. The Plan will have a term of ten years. Our Board may amend, suspend or terminate the Plan at any time; however, shareholder approval to amend the Plan may be necessary if the law or the rules of the national exchange so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any Award without the consent of the participant or recipient.

Change in Control. Except to the extent otherwise provided in an Award agreement or as determined by the Compensation Committee in its sole discretion, in the event of a Change in Control, all outstanding options and equity awards (other than performance compensation awards) issued under the Plan will become fully vested and performance compensation awards will vest, as determined by our Compensation Committee, based on the level of attainment of the specified performance goals.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the Plan and the disposition of shares acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options. There are a number of requirements that must be met for a particular option to be treated as a qualified option. One such requirement is that Ordinary Shares acquired through the exercise of a qualified option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of qualified options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before the later of two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to the Company for federal income tax purposes in connection with the grant or exercise of the qualified option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of a qualified option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by the Company for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an otherwise qualified option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the qualified option in respect of those excess shares will be treated as a non-qualified share option for federal income tax purposes.

No income will be realized by a participant upon grant of a non-qualified share option. Upon the exercise of a non-qualified share option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. The Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

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Restricted Share. A participant will not be subject to tax upon the grant of an award of restricted share unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted share becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will recognize taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will recognize taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Securities Exchange Act of 1934 (the “Exchange Act”)). The Company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Share Units. A participant will not be subject to tax upon the grant of a restricted share unit award. Rather, upon the delivery of shares or cash pursuant to a restricted share unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. The Company will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

SARs. No income will be realized by a participant upon grant of an SAR. Upon the exercise of an SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. The Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Share Bonus Awards. A participant will have taxable compensation equal to the difference between the fair market value of the shares on the date the Ordinary Shares subject to the award are transferred to the participant over the amount the participant paid for such shares, if any. The Company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its principal executive officer and the three other officers (other than the principal executive officer and principal financial officer) whose compensation is disclosed in its proxy statement as a result of their total compensation, subject to certain exceptions. The Plan is intended to satisfy an exception with respect to grants of options to covered employees. In addition, the Plan is designed to permit certain awards of Options, Share Appreciation Right, restricted share, restricted share units, cash bonus awards and other awards to be awarded as performance compensation awards intended to qualify under the “performance-based compensation”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to approve and adopt the 2026 Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal No. 10 is as follows:

“RESOLVED as an ordinary resolution that the Company’s 2026 Equity Incentive Plan be and is hereby approved and 26,111,633,370 Class A Ordinary Shares be and are hereby reserved for issuance under the 2026 Equity Incentive Plan and the issuance of such Class A Ordinary Shares pursuant to the 2026 Equity Inventive Plan be and are hereby approved.”

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THE BOARD RECOMMENDS VOTING “FOR” PROPOSAL 10 TO APPROVE THE 2026 PLAN AS DESCRIBED IN THIS PROPOSAL 10.

GENERAL

Management does not know of any matters other than those stated in this proxy statement that are to be presented for action at the meeting. If any other matters should properly come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies (unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy card). Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, proxy statement and other material which may be sent to shareholders in connection with this solicitation. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph.

COMMUNICATIONS WITH THE BOARD

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board:

Eason Technology Limited;

Room 612, 6/F, KaiYue Comm Building, No. 2C,

Argyle Street, Mongkok Kowloon,

Hong Kong, People’s Republic of China

Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

February 24, 2026	By Order of the Board of Directors,

/s/ Longwen (Stanley) He
Longwen (Stanley) He
Chairman and Chief Executive Officer

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Appendix A

THE COMPANIES ACT (As Revised)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

FIFTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

EASON TECHNOLOGY LIMITED

益生科技集团

(adopted by special resolution passed on [●] 2026 and effective on [●] 2026)

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THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

FIFTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Eason Technology Limited

益生科技集团

(adopted by special resolution passed on [●] 2026 and effective on [●] 2026)

1.	The name of the Company is Eason Technology Limited益生科技集团.

2.

The Registered Office of the Company will be situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.

The authorised share capital of the Company is US$400,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.0000005 each, and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.0000005 each. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

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THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

FIFTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Eason Technology Limited

益生科技集团

(adopted by special resolution passed on [●] 2026 and effective on [●] 2026)

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American depositary share representing Class A Ordinary Shares;
“Articles”	means these articles of association of the Company, as amended or substituted from time to time;
“Attorney” or “Authorised Signatory”	has the meaning ascribed to it in Article 100;
“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;
“Chairperson”	means the chairperson of the Board of Directors;
“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;
“Class A Ordinary Share”	means an Ordinary Share of a par value of US$0.0000005 in the capital of the Company, designated as a Class A Ordinary Shares and having the rights provided for in these Articles;

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“Class B Ordinary Share”	means an Ordinary Share of a par value of US$0.0000005 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;
“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;
“Company”	means Eason Technology Limited益生科技集团, a Cayman Islands exempted company;
“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“Company’s Website”

means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of ADSs, or which has otherwise been notified to Shareholders;

“Designated Stock Exchange”	means the NYSE American in the United States or any other stock exchange on which the Shares and/or ADSs are listed;
“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchange;
“electronic”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”

means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“Indemnified Person”	has the meaning ascribed to it in Article 153;
Independent Director”	means a director who is an independent director as defined in the Designated Stock Exchange Rules;
“electronic record”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

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“Ordinary Resolution”

means a resolution:

(a)    passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

(b)    approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;
“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;
“Person”

means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;
“Registered Office”	means the registered office of the Company as required by the Companies Act;
“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;
“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;
“Securities Act”

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”

means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

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“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;
“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;
“signed”

means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”

means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)    passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)    approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;
“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and.

2.	In these Articles, save where the context requires otherwise:

	(a)	words importing the singular number shall include the plural number and vice versa;

	(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

	(c)	the word "may" shall be construed as permissive and the word “shall” shall be construed as imperative;

	(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

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(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)

reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)

any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transaction Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.

The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.

The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.

The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.

Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)

issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)

grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

	(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

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9.

The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 17, the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

	(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

	(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)

the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

	(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)

whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)

whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)

whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)

the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)

the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

	(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

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and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.

The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of the Company.

13.

Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

14.

Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective (i) in the case of any conversion effected pursuant to Article 13, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in Article 13 (or at such later date as may be specified in such notice), or (ii) in the case of any automatic conversion effected pursuant to Article 15, forthwith upon occurrence of the event specified in Article 15 which triggers such automatic conversion, and the Company shall make entries in the Register to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

15.

Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a Shareholder to any person who is not the Designated Person or an Affiliate of the Designated Person, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any Person who is not the Designated Person or an Affiliate of the Designated Person, such Class B Ordinary Share shall be automatically and immediately converted into the same number of Class A Ordinary Share. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company's registration of such sale, transfer, assignment or disposition in its Register; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder's contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition, or a change of ultimate beneficial ownership, unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares. For the purposes of this Article 15, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended.

16.

Save and except for voting rights and conversion rights as set out in Articles 12 to 15 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

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MODIFICATION OF RIGHTS

17.

Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any relevant Class, only be materially adversely varied or abrogated with the consent in writing of the holders of a majority of the issued Shares of the relevant Class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the Shares of such Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that (i) the necessary quorum shall be one or more Persons holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum); (ii) subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him; and (iii) any holder of Shares of that Class present in person or by proxy may demand a poll. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

18.

The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially adversely varied or abrogated by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

19.

Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member's registered address as appearing in the Register.

20.	Every share certificate of the Company shall bear such legends as may be required under applicable laws, including the Securities Act.

21.

Any two or more certificates representing Shares of any one Class held by any Member may at the Member's request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

22.

If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

23.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

25

FRACTIONAL SHARES

24.

The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

25.

The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

26.

The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy or by operation of law.

27.

For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

28.

The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

29.

Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen calendar days' notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

30.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

31.

If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

32.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

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33.

The Directors may make different arrangements with respect to the issue of partly paid Shares between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

34.

The Directors may, if they think fit, receive from any Shareholder willing to advance all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding eight percent per annum without the sanction of an Ordinary Resolution) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

35.

If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

36.

The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

37.

If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

38.

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

39.

A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

40.

A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

41.

The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

42.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

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TRANSFER OF SHARES

43.

The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

44.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares without assigning any reason therefor.

	(b)	The Directors may also decline to register any transfer of any Share unless:

(i)

the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

		(ii)	the instrument of transfer is in respect of only one Class of Shares;

		(iii)	the instrument of transfer is properly stamped, if required; and

(iv)

a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

45.

The registration of transfers may, on fourteen (14) calendar days' notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year.

46.

All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

47.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

48.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

49.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

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REGISTRATION OF EMPOWERING INSTRUMENTS

50.

The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

51.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

52.	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(d)

subdivide its existing Shares, or any of them, into Shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)

cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

53.	The Company may by Special Resolution and subject to the Companies Act reduce its share capital and any capital redemption reserve in any manner authorised by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

54.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)

issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as the Board may determine, before the issue of the Shares;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or, or are otherwise authorised by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

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55.	Purchase of Shares underlying ADSs listed on the Designated Stock Exchange

Subject to any applicable law, the Company is authorised to purchase any Shares which are represented by ADSs listed on the Designated Stock Exchange in accordance with the following manner of purchase:

(a)	in the event that the Company purchases any ADSs, it shall also purchase the Shares underlying such ADSs in accordance with this Article;

(b)	the maximum number of Shares that may be repurchased shall be equal to the number of issued and outstanding Shares less one Share; and

(c)	the repurchase of the ADSs and the underlying Shares shall be at such time; at such price and on such other terms as determined and agreed by the Board in their sole discretion provided however that:

(i)	such repurchase transactions shall be in accordance with the Designated Exchange Rules; and

(ii)	at the time of the repurchase, the Company is able to pay its debts as they fall due in the ordinary course of its business.

56.	Purchase of Shares not represented by ADSs:

Subject to any applicable law, the Company is authorised to purchase any Shares not underlying ADSs in accordance with the following manner of purchase:

(a)

the Company shall serve a repurchase notice in a form approved by the Board on the Shareholder from whom the Shares are to be repurchased at least two days prior to the date specified in the notice as being the repurchase dated;

(b)	the price for the Shares being repurchased shall be such price agreed between the Board and the applicable Shareholder;

(c)	the date of repurchase shall be the date specified in the repurchase notice; and

(d)	the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the Board and the applicable Shareholder in their sole discretion.

57.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

58.

The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

59.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

60.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

61.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

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GENERAL MEETINGS

62.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

63.	(a)

The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

	(b)	At these meetings the report of the Directors (if any) shall be presented.

64.	(a)

The Chairperson or a majority of the Directors (acting by a resolution of the Board) may call general meetings, and they shall on a Members' requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)

A Members' requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)

The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)

If there are no Directors as at the date of the deposit of the Shareholders' requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

	(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

65.

Except as otherwise required by applicable law, at least seven (7) calendar days' notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

	(a)	in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five (95) per cent in par value of Shares giving that right.

66.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

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PROCEEDINGS AT GENERAL MEETINGS

67.

No business except for the appointment of a chairperson for the meeting shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. At least two holders of Shares being Shares which carry in aggregate not less than an aggregate of one-third of all votes attaching to all Shares in issue and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative present at such general meeting, shall be a quorum for all purposes.

68.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

69.

If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

70.

The Chairperson, if any, of the Board of Directors shall preside as chairperson at every general meeting of the Company. If there is no such Chairperson of the Board of Directors, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairperson of the meeting, any Director or Person nominated by the Chairperson (or, in the absence of such Chairperson nomination, the Directors) shall preside as chairperson of that meeting, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairperson of that meeting.

71.

The chairperson may with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the same manner as an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

72.

The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

73.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairperson of the meeting or any Shareholder present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chairperson of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

74.

If a poll is duly demanded it shall be taken in such manner as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

75.

All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairperson of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

76.

A poll demanded on the election of a chairperson of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairperson of the meeting directs.

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VOTES OF SHAREHOLDERS

77.

Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder and every Person representing a Shareholder by proxy present at the meeting shall have one (1) vote for each Class A Ordinary Share and fifty (50) votes for each Class B Ordinary Share of which he or the Person represented by proxy is the holder.

78.

In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

79.

A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

80.

No Shareholder shall be counted for the purpose of quorum for a general meeting or shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

81.	On a poll votes may be given either personally or by proxy.

82.

Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

83.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

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84.

The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

	(a)	shall be deposited not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)

in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)

where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairperson or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairperson may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

85.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

86.

A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

87.

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of (i) the Company, (ii) holders of a Class of Shares, (iii) the Directors or (iv) a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

88.

If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation, including the right to vote individually on a show of hands.

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DIRECTORS

89.	(a)

Unless otherwise determined by the Company in general meeting, the number of Directors shall not be more than ten (10) Directors, the exact number of Directors to be determined from time to time by the Board of Directors. For so long as Shares or ADSs are listed on the Designated Stock Exchange, the of Directors shall include such number of Independent Directors as the Designated Stock Exchange Rules may require.

(b)

The Board shall have a Chairperson elected and appointed by a majority of the Directors then in office. The period for which the Chairperson will hold office will also be determined by a majority of all of the Directors then in office. The Chairperson shall preside as chairperson at every meeting of the Board of Directors. To the extent the Chairperson is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairperson of the meeting.

(c)	The Company may by Ordinary Resolution appoint any person to be a Director.

(d)

The Board mayappoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board, subject to the Company's compliance with director nomination procedures required under applicable Designated Stock Exchange Rules, as long as the Company's securities are trading on the Designated Stock Exchange.

(e)

An appointment of a Director shall be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

90.

A Director may be removed from office by an Ordinary Resolution, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

91.

The Board may, from time to time, and except as required under applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

92.

A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

93.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

94.

The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

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ALTERNATE DIRECTOR OR PROXY

95.

Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director (but shall not be required to sign such written resolutions where they have been signed by the appointing director) and to act in the appointing Director's place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

96.

Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairperson of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

97.

Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

98.

Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

99.	The following actions shall require the approval of a supermajority of at least two-thirds of the votes of all Directors:

(a)	the appointment of either of the chief executive officer or chief financial officer;

(b)	any anti-takeover action in response to a takeover attempt;

(c)	any merger resulting in Shareholders of the Company immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;

(d)	the sale or transfer of all or substantially all of the assets of the Company; and

(e)	any change in the number of the Board of Directors.

100.

The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

101.

The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

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102.

The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such Person being an "Attorney" or "Authorised Signatory", respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

103.

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

104.

The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

105.

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

106.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

107.

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

108.

The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixing of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

109.

The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixing of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

110.

Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

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DISQUALIFICATION OF DIRECTORS

111.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by one months' notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

112.

The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Save as provided in Article 97 and Article 118, questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the Chairperson shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

113.

A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

114.

The quorum necessary for the transaction of the business of the Diretors may be fixed by the Directors, and unless so fixed, if there be two or more Directors the quorum shall be two, and if there be one Director the quorum shall be one. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

115.

A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

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116.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

117.

Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

118.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

119.

When the chairperson of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

120.

A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents or counterparts each signed by one or more of the Directors or his duly appointed alternate.

121.

The Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act solely for the purpose of increasing the number, or of summoning a general meeting of the Company, and for no other purpose.

122.

Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairperson of its meetings. If no such chairperson is elected, or if at any meeting the chairperson is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairperson of the meeting.

123.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairperson shall have a second or casting vote.

124.

All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it may be later discovered that there were defects in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

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PRESUMPTION OF ASSENT

125.

A Director of the Company who is present at a meeting of the Board at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

126.

Subject to any rights and restrictions for the time being attached to any Shares and the Companies Act, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment, in whatever currency, of the same out of the funds of the Company lawfully available therefor.

127.

Subject to any rights and restrictions for the time being attached to any Shares and the Companies Act, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

128.

Whenever the Director or the Members in a general meeting have resolved that a dividend be paid or declared, the directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and, in particular, of paid up shares, debentures or warrants to subscribe for the Company’s securities or securities of any other company. Where any difficulty arises with regard to such distribution, the Directors may settle it as they think expedient. In particular, the Directors may issue fractional shares, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of the Shareholders based upon the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to the Directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on the Shareholders.

129.

In respect of any dividend proposed to be paid or declared, the Directors may resolve and direct that (i) such dividend be satisfied wholly or in part in the form of an allotment of Shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our Shareholders so determine) in cash in lieu of such allotment or (ii) the Shareholders entitled to such dividend will be entitled to elect to receive an allotment of Shares credited as fully paid up in lieu of the whole or such part of the dividend as the Directors may think fit. The Directors may also resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of Shares credited as fully paid up without offering any right of Shareholders to elect to receive such dividend in cash in lieu of such allotment.

130.

The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, be employed either in the business of the Company or invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

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131.

Any dividend interest or other sum payable in cash to the holder of Shares may be paid by cheque or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

132.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by the Board and, if so forfeited, shall revert to the Company.

133.

Subject to any rights and restrictions for the time being attached to any Shares, or the terms of issue of, any Shares, (i) all dividends shall be declared and paid according to the amounts paid up on the Shares (no amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share), but if and for so long as nothing is paid up on any of the Shares, dividends may be declared and paid according to the par value of the Shares and (ii) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the Shares during any portion or portions of the period in respect of which the dividend is paid.

134.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

135.	No dividend or other money payable by the Company in respect of any Share shall bear interest against the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

136.	The books of account relating to the Company's affairs shall be kept in such manner as may be determined from time to time by the Directors.

137.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

138.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders who are not Directors, and no Shareholder who is not a Director shall have any right of inspecting any account or book or document of the Company except as conferred by applicable law or authorised by the Directors or by Ordinary Resolution.

139.

The accounts relating to the Company's affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

140.	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix its remuneration.

141.

Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditor.

142.

The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

143.

The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

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CAPITALISATION OF RESERVES

144.	Subject to the Companies Act, the Directors may, with the authority of an Ordinary Resolution:

(a)

resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)

appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

	(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

	(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)

make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

	(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)

the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

SHARE PREMIUM ACCOUNT

145.

The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

146.

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

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NOTICES

147.

Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile, or by placing it on the Company's Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

148.	Notices posted to addresses outside the Cayman Islands shall be sent or forwarded by prepaid airmail or air courier service.

149.

Any Shareholder present, either personally or by proxy at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

150.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)

electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company's Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

151.

Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

152.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them;

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting;

(c)	the Company's appointed auditor.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

153.

Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company's trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

154.

Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

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INDEMNITY

155.

Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles)orofficer (including its representative(s), heir, executor or administrator) for the time being and from time to time of the Company (but not including the Company's auditors) (each an "Indemnified Person") shall be indemnified and heldharmless, out of the Company’s assets, against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by or by reason of any act done, concurred in or omitted in the execution of their duty, or supposed duty, in their respective offices, other than by reason of such Indemnified Person's own dishonesty, gross negligence, wilful misconduct or fraud, including, among other things,costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

156.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person's office or in relation thereto;

unless the same shall happen through such Indemnified Person's own dishonesty, gross negligence, wilful misconduct or fraud.

FINANCIAL YEAR

157.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

158.

No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

159.

If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset, shares or securities upon which there is a liability.

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160.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation attached to any Class or Classes of Shares, (i) if the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; and (ii) if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

161.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

162.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case forty (40) calendar days in any calendar year. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

163.

In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

164.

If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

165.

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

166.

The Directors, or any service providers (including the officers, the Secretary and the registered office provider of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

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Appendix B

 EASON TECHNOLOGY LIMITED

2026 EQUITY INCENTIVE PLAN

1.	Purpose. The purposes of this Plan are:

(a)	to attract and retain the best available personnel for positions of substantial responsibility,

(b)	to provide additional incentive to Employees, Directors, and Consultants, and

(c)	to promote the success of the Company’s business,

by providing Employees, Directors, and Consultants with opportunities to acquire the Company’s American depositary shares, or to receive monetary payments based on the value of such shares.  Additionally, the Plan is intended to assist in further aligning the interests of the Company’s Employees, Directors, and Consultants to those of its other shareholders.

2.	Definitions. As used herein, the following definitions will apply:

(a)	“Administrator” means a committee of at least one Director of the Company as the Board may appoint to administer this Plan or, if no such committee has been appointed by the Board, the Board.

(b)	“ADSs” means the Company’s American depositary shares, each ADS representing the right to receive sixty thousand (60,000) Class A Ordinary Shares.

(c)

“Applicable Laws” means the requirements relating to the administration of equity-based awards or equity compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the ADSs are listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(d)	“Award” means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Shares, Restricted Share Units, or Other Share Based Awards.

(e)

“Award Agreement” means the written or electronic agreement, consistent with the terms of the Plan, between the Company and the Participant, setting forth the terms, conditions, and restrictions applicable to each Award granted under the Plan.

(f)	“Awarded Shares” means the Class A Ordinary Shares subject to an Award.

(g)

“Board” means the Company’s Board of Directors, as constituted from time to time and, where the context so requires, reference to the “Board” may refer to a committee to whom the Board has delegated authority to administer any aspect of this Plan.

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(h)	“Change in Control” means the occurrence of any of the following events:

(i)

Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities;

(ii)	The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; or

(iii)

The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

Notwithstanding the foregoing, a transaction shall not constitute a Change in Control if its sole purpose is to change the jurisdiction of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.  In addition, if a Change in Control constitutes a payment event with respect to any Award which provides for a deferral of compensation and is subject to Code Section 409A, then notwithstanding anything to the contrary in the Plan or applicable Award Agreement the transaction with respect to such Award must also constitute a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) to the extent required by Code Section 409A.

(i)	“Code” means the U.S. Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(j)	“Company” means Eason Technology Limited, an exempted company under the Companies Act of the Cayman Islands, or any successor thereto.

(k)

“Consultant” means a consultant or adviser who provides bona fide services to the Company, a Parent, or a Subsidiary as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Securities Act.

(l)	“Director” means a member of the Board.

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(m)

“Disability” means total and permanent disability as defined in Code Section 22(e)(3), provided that the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(n)	“Effective Date” means February ☑, 2026.

(o)

“Employee” means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company.  Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(p)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

(q)	“Fair Market Value” means, as of any date, the value of an ADS, determined as follows:

(i)

If the ADSs are readily tradable on an established securities market, its Fair Market Value will be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such market for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)

If the ADSs are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean between the high bid and low asked prices for an ADS for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)	If the ADSs are not readily tradable on an established securities market, the Fair Market Value will be determined in good faith by the Administrator.

Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time.  In addition, the determination of Fair Market Value in all cases shall be in accordance with the requirements set forth under Code Section 409A to the extent necessary for an Award to comply with, or be exempt from, Code Section 409A.  The Administrator’s determination shall be conclusive and binding on all persons.

(r)	“Class A Ordinary Shares” means the Class A ordinary shares of the Company, par value US$0.00005 par value.

(s)	“Option” means an option granted pursuant to the Plan to purchase Class A Ordinary Shares.

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(t)

“Other Share Based Awards” means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Class A Ordinary Shares and are created by the Administrator pursuant to Section 11.

(u)	“Outside Director” means a Director who is not an Employee.

(v)	“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

(w)	“Participant” means the holder of an outstanding Award granted under the Plan.

(x)

“Period of Restriction” means the period during which the transfer of Restricted Shares is subject to restrictions and a substantial risk of forfeiture.  Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(y)	“Plan” means this 2026 Equity Incentive Plan.

(z)

“Restricted Shares” means Class A Ordinary Shares, subject to a Period of Restriction or certain other specified restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 or issued pursuant to the early exercise of an Option.

(aa)

“Restricted Share Unit” or “RSU” means an unfunded and unsecured promise to deliver Class A Ordinary Shares, cash, other securities or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 10.

(bb)

“Service Provider” means an Employee, Director, or Consultant, including any prospective Employee, Director, or Consultant who has accepted an offer of employment or service and will be an Employee, Director, or Consultant after the commencement of their service.

(cc)	“Share Appreciation Right” or “SAR” means an Award pursuant to Section 8 of the Plan that is designated as a SAR.

(dd)	“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code.

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3.	Awards.

(a)	Award Types. The Plan permits the grant of Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, and Other Share Based Awards.

(b)

Award Agreements.  Awards shall be evidenced by Award Agreements (which need not be identical) in such forms as the Administrator may from time to time approve; provided, however, that in the event of any conflict between the provisions of the Plan and any such Award Agreements, the provisions of the Plan shall prevail.

(c)

Date of Grant.  The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such later date as is determined by the Administrator, consistent with Applicable Laws.  Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

4.	Class A Ordinary Shares Available for Awards.

(a)

Basic Limitation.  Subject to the provisions of Section 14 of the Plan, the maximum aggregate number of Class A Ordinary Shares that may be issued under the Plan is 26,111,633,370.  The Class A Ordinary Shares subject to the Plan may be authorized, but unissued, or reacquired shares.

(b)

Awards Not Settled in Class A Ordinary Shares Delivered to Participant.  Upon payment in Class A Ordinary Shares pursuant to the exercise or settlement of an Award, the number of Class A Ordinary Shares available for issuance under the Plan shall be reduced only by the number of Class A Ordinary Shares actually issued in such payment.  If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Class A Ordinary Shares, or if the Class A Ordinary Shares are tendered or withheld to satisfy any tax withholding obligations, the number of the Class A Ordinary so tendered or withheld shall not be available for issuance pursuant to future Awards under the Plan.

(c)	Cash-Settled Awards. Class A Ordinary Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

(d)

Lapsed Awards.  If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if the Class A Ordinary Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Class A Ordinary Shares allocable to the terminated portion of such Award or such forfeited or repurchased Class A Ordinary Shares shall again be available for grant under the Plan.

(e)

Share Reserve.  The Company, during the term of the Plan, shall at all times keep available such number of Class A Ordinary Shares authorized for issuance as will be sufficient to satisfy the requirements of the Plan.

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5.	Administration. The Plan will be administered by the Administrator.

(a)	Powers of the Administrator. Subject to the provisions of the Plan, the Administrator will have the authority, in its discretion:

(i)	to determine the Fair Market Value;

(ii)	to select the Service Providers to whom Awards may be granted;

(iii)	to determine the number of the Class A Ordinary Shares to be covered by each Award;

(iv)	to approve forms of Award Agreement for use under the Plan;

(v)

to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award.  Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Class A Ordinary Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

(vi)	to construe and interpret the terms of the Plan, any Award Agreement, and Awards granted pursuant to the Plan;

(vii)

to prescribe, amend, and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable tax laws;

(viii)

to modify or amend each Award (subject to Section 18(c) of the Plan), including (A) the discretionary authority to extend the post-termination exercisability period of Awards and (B) accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions;

(ix)

to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Class A Ordinary Shares or cash to be issued upon exercise or vesting of an Award that number of the Class A Ordinary Shares or cash having a Fair Market Value equal to the minimum amount required to be withheld.  The Fair Market Value of any Class A Ordinary Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined.  All elections by a Participant to have Class A Ordinary Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(x)	to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

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(xi)

to allow a Participant to defer the receipt of the payment of cash or the delivery of the Class A Ordinary Shares that would otherwise be due to such Participant under an Award, subject to compliance (or exemption) from Code Section 409A;

(xii)	to determine whether Awards will be settled in cash, Class A Ordinary Shares, other securities, other property, or in any combination thereof;

(xiii)	to determine whether Awards will be adjusted for Dividend Equivalents;

(xiv)	to create Other Share Based Awards for issuance under the Plan;

(xv)

to impose such restrictions, conditions, or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any securities issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and

(xvi)	to make all other determinations deemed necessary or advisable for administering the Plan.

(b)

Delegation of Authority.  Except to the extent prohibited by Applicable Laws, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan.  Such delegation may be revoked at any time.  The acts of such delegates shall be treated as acts of the Administrator, and such delegates shall report regularly to the Administrator regarding the delegated duties and responsibilities and any Awards granted.

(c)	Effect of Administrator’s Decision. The Administrator’s decisions, determinations, and interpretations will be final and binding on all persons, including Participants and any other holders of Awards.

6.

Eligibility.  The Administrator has the discretion to select any Service Provider to receive an Award.  Designation of a Participant in any year shall not require the Administrator to designate such person to receive an Award in any other year or, once designated, to receive the same type or amount of Award as granted to the Participant in any other year.  The Administrator shall consider such factors as it deems pertinent in selecting Participants and in determining the type and amount of their respective Awards.

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7.

Options.  The Administrator, at any time and from time to time, may grant Options under the Plan to Service Providers.  Each Option shall be subject to such terms and conditions consistent with the Plan as the Administrator may impose from time to time, subject to the following limitations:

(a)

Exercise Price.  The per share exercise price for Awarded Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, but shall be no less than 100% of the Fair Market Value per Class A Ordinary Shares on the date of grant, subject to subsection (e) below.

(b)

Exercise Period.  Options granted under the Plan shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that no Option shall be exercisable later than ten (10) years after the date it is granted.  All Options shall terminate at such earlier times and upon such conditions or circumstances as the Administrator shall in its discretion set forth in such Award Agreement at the date of grant; provided, however, the Administrator may, in its sole discretion, later waive any such condition.

(c)	Payment of Exercise Price. To the extent permitted by Applicable Laws, the Participant may pay the Option exercise price by:

(i)	cash;

(ii)	check;

(iii)	surrender of other Class A Ordinary Shares which meet the conditions established by the Administrator to avoid adverse accounting consequences to the Company (as determined by the Administrator);

(iv)

if approved by the Administrator, as determined in its sole discretion, by a broker-assisted cashless exercise in accordance with procedures approved by the Administrator, whereby payment of the exercise price may be satisfied, in whole or in part, with Class A Ordinary Shares subject to the Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Administrator) to sell Class A Ordinary Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price;

(v)

if approved by the Administrator, as determined in its sole discretion, by delivery of a notice of “net exercise” to the Company, pursuant to which the Participant shall receive the number of Class A Ordinary Shares underlying the Option so exercised reduced by the number of Class A Ordinary Shares equal to the aggregate exercise price of the Option divided by the Fair Market Value on the date of exercise;

(vi)	such other consideration and method of payment for the issuance of Class A Ordinary Shares to the extent permitted by Applicable Laws; or

(vii)	any combination of the foregoing methods of payment.

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(d)	Exercise of Option.

(i)

Procedure for Exercise.  Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement.  An Option may not be exercised for a fraction of an Class A Ordinary Shares.  Exercising an Option in any manner will decrease the number of Awarded Shares thereafter available for purchase under the Option, by the number of Awarded Shares as to which the Option is exercised.

(ii)

Exercise Requirements.  An Option will be deemed exercised when the Company receives: (x) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (y) full payment of the Exercise Price (including provision for any applicable tax withholding).

(iii)

Termination of Relationship as a Service Provider.  If a Participant ceases to be a Service Provider, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement).  In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months (or twelve (12) months in the case of termination on account of Disability or death) following the Participant’s termination.  Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Awarded Shares covered by the unvested portion of the Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.  If after termination, the Participant does not exercise his or her Option as to all of the vested Awarded Shares within the time specified by the Administrator, the Option will terminate, and remaining Awarded Shares covered by such Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.

(iv)

Beneficiary.  If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death by the Participant’s designated beneficiary, provided such beneficiary has been designated and received by the Administrator prior to the Participant’s death in a form acceptable to the Administrator.  If no such beneficiary has been properly designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the persons to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution.

(v)

Shareholder Rights.  Until the Class A Ordinary Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent or depositary of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Awarded Shares, notwithstanding the exercise of the Option.  No adjustment will be made for a dividend or other right for which the record date is prior to the date the Class A Ordinary Shares are issued, except as provided in Section 14 of the Plan or the applicable Award Agreement.

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8.

Share Appreciation Rights.  The Administrator, at any time and from time to time, may grant SARs to Service Providers.  Each SAR shall be subject to such terms and conditions, consistent with the Plan, as the Administrator may impose from time to time, subject to the following limitations:

(a)

SAR Award Agreement.  Each SAR Award will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(b)	Number of Awarded Shares. The Administrator will have complete discretion to determine the number of Awarded Shares subject to any Award of SARs.

(c)

Exercise Price and Other Terms.  The per share exercise price for the Awarded Shares that will determine the amount of the payment to be received upon exercise of a SAR will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Class A Ordinary Share on the date of grant.  Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of SARs granted under the Plan.

(d)

Expiration of Share Appreciation Rights.  A SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement.  Notwithstanding the foregoing, the rules of Section 7(b) relating to the maximum term and exercise also will apply to SARs.

(e)	Payment of Share Appreciation Right Amount. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i)	The difference between the Fair Market Value of a Class A Ordinary Share on the date of exercise over the exercise price; times

(ii)	The number of Awarded Shares with respect to which the SAR is exercised.

(f)

Payment Form.  At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Class A Ordinary Shares, other securities, or other property of equivalent value, or in some combination thereof.

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9.

Restricted Shares.  The Administrator, at any time and from time to time, may grant Restricted Shares to Service Providers in such amounts as the Administrator, in its sole discretion, will determine, subject to the following limitations:

(a)

Restricted Share Agreement.  Each Award of Restricted Shares will be evidenced by an Award Agreement that will specify the Period of Restriction and the applicable restrictions, the number of Awarded Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(b)

Removal of Restrictions.  Unless the Administrator determines otherwise, Restricted Shares will be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed.  The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(c)

Voting Rights.  During the Period of Restriction, a Participant holding Restricted Shares may exercise the voting rights applicable to those Restricted Shares, unless the Administrator determines otherwise.

(d)

Dividends and Other Distributions.  During the Period of Restriction, a Participant holding Restricted Shares will be entitled to receive all dividends and other distributions paid with respect to such Restricted Shares unless otherwise provided in the Award Agreement.  If any such dividends or distributions are paid in shares, such shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Shares with respect to which they were paid.

(e)	Transferability. Restricted Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(f)

Return of Restricted Shares to Company.  On the date set forth in the Award Agreement, the Restricted Shares for which restrictions have not lapsed will be forfeited and will revert to the Company and again will become available for grant under the Plan.

10.

Restricted Share Units.  The Administrator, at any time and from time to time, may grant RSUs under the Plan to Service Providers.  Each RSU shall be subject to such terms and conditions, consistent with the Plan, as the Administrator may impose from time to time, subject to the following limitations:

(a)

RSU Award Agreement.  Each Award of RSUs will be evidenced by an Award Agreement that will specify the terms, conditions, and restrictions related to the grant, including the number of RSUs and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(b)

Vesting Criteria and Other Terms.  The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of RSUs that will be paid out to the Participant.  The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the Administrator in its discretion.

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(c)

Earning Restricted Share Units.  Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator.  Notwithstanding the foregoing, at any time after the grant of RSUs, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d)

Form and Timing of Payment.  Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement.  The Administrator, in its sole discretion, may settle earned RSUs in cash, Class A Ordinary Shares, other securities, other property, or a combination of both.

(e)

Voting and Dividend Equivalent Rights.  The holders of RSUs shall have no voting rights as the Company’s shareholders.  Prior to settlement or forfeiture, RSUs awarded under the Plan may, at the Administrator’s discretion, provide for a right to dividend equivalents.  Such right entitles the holder to be credited with an amount equal to all dividends paid on one Class A Ordinary Share while the RSU is outstanding.  Dividend equivalents may be converted into additional RSUs.  Settlement of dividend equivalents may be made in the form of cash, in the form of Class A Ordinary Share, other securities, other property, or in a combination of the foregoing.  Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the RSUs to which they attach.

(f)	Cancellation. On the date set forth in the Award Agreement, all unearned RSUs will be forfeited to the Company.

11.

Other Share Based Awards.  Other Share Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan.  The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Share Based Awards shall be made, the amount of such Other Share Based Awards, and all other conditions of the Other Share Based Awards including any dividend and/or voting rights.

12.

Leaves of Absence.  Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence and will resume on the date the Participant returns to work on a regular schedule as determined by the Administrator; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence.  A Service Provider will not cease to be an Employee in the case of (a) any leave of absence approved by the Company or (b) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary.

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13.

Non-Transferability of Awards.  Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant.  If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

14.	Adjustments; Dissolution or Liquidation; Change in Control.

(a)

Adjustments.  In the event that any dividend or other distribution (whether in the form of cash, Class A Ordinary Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Class A Ordinary Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Awarded Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Awarded Shares which may be delivered under the Plan, the number, class and price of Awarded Shares subject to outstanding awards, and the numerical limits in Section 4.  Notwithstanding the preceding, the number of Awarded Shares subject to any Award always shall be a whole number.

(b)

Dissolution or Liquidation.  In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction.  The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Awarded Shares covered thereby, including Awarded Shares as to which the Award would not otherwise be exercisable.  In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated.  To the extent it has not been previously vested and, if applicable, exercised, an Award will terminate immediately prior to the consummation of such proposed action.

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(c)	Change in Control.

(i)

Options and SARs.  In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent Option or SAR substituted by the acquiring or successor corporation or a Parent of the acquiring or successor corporation.  Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Awarded Shares, including those as to which it would not otherwise be vested or exercisable.  If an Option or SAR is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period.  For the purposes of this paragraph, the Option or SAR shall be considered assumed if, following the Change in Control, the Option or SAR confers the right to purchase or receive, for each Awarded Share subject to the Option or SAR immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of the Class A Ordinary Shares for each Class A Ordinary Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Class A Ordinary Shares); provided, however, that if such consideration received in the Change in Control is not solely Class A Ordinary Shares of the acquiring or successor corporation or its Parent, the Administrator may, with the consent of the acquiring or successor corporation, provide for the consideration to be received upon the exercise of the Option or SAR, for each Awarded Share subject to the Option or SAR, to be solely Class A Ordinary Shares of the acquiring or successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Class A Ordinary Shares in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or the acquiring or successor corporation modifies any of such performance goals without the Participant’s consent; provided, however, that a modification to such performance goals only to reflect the acquiring or successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(ii)

Restricted Shares, Restricted Share Units and Other Share Based Awards.  In the event of a Change in Control, each outstanding Award of Restricted Shares, Restricted Share Units, or Other Share Based Awards shall be assumed or an equivalent Restricted Share, Restricted Share Unit or Other Share Based Award substituted by the acquiring or successor corporation or a Parent of the acquiring or successor corporation.  Unless determined otherwise by the Administrator, in the event that the acquiring or successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in the Award including as to Restricted Shares or RSUs that would not otherwise be vested, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels.  For the purposes of this paragraph, an Award of Restricted Shares, RSUs, and Other Share Based Awards shall be considered assumed if, following the Change in Control, the award confers the right to purchase or receive, for each Awarded Share subject to the Award immediately prior to the Change in Control (and if a Restricted Share Unit, for each Awarded Share as determined based on the then current value of the unit), the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of the Class A Ordinary Shares for each Class A Ordinary Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Class A Ordinary Shares); provided, however, that if such consideration received in the Change in Control is not solely Class A Ordinary Shares of the successor corporation or its Parent, the Administrator may, with the consent of the acquiring or successor corporation, provide that the consideration to be received for each Awarded Share (and if a Restricted Share Unit, for each Awarded Share as determined based on the then current value of the unit) be solely Class A Ordinary Shares of the acquiring or successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Class A Ordinary Shares in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or the acquiring or successor corporation modifies any of the performance goals without the Participant’s consent; provided, however, that a modification to the performance goals only to reflect the acquiring or successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(iii)

Outside Director Awards.  Notwithstanding any provision of Section 14(c)(i) or 14(c)(ii) to the contrary, with respect to Awards granted to an Outside Director that are assumed or substituted for, if on the date of or following the assumption or substitution the Participant’s status as a Director or a director of the acquiring or successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant, then the Participant shall fully vest in and have the right to exercise his or her Options and Share Appreciation Rights as to all of the Awarded Shares, including those as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Shares and Restricted Share Units, as applicable, will lapse, and, with respect to Other Stock Based Awards, all performance goals and other vesting criteria will be deemed achieved at target levels and all other terms and conditions met.

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15.	Taxes.

(a)

General.  It is a condition to each Award under the Plan that a Participant or such Participant’s successor shall make such arrangements that may be necessary, in the opinion of the Administrator or the Company, for the satisfaction of any federal, state, local, or foreign withholding tax obligations that arise in connection with any Award granted under the Plan.  The Company shall not be required to issue any Class A Ordinary Shares or make any cash payment under the Plan unless such obligations are satisfied.

(b)

Share Withholding.  To the extent that applicable law subjects a Participant to tax withholding obligations, the Administrator may permit such Participant to satisfy all or part of such obligations by having the Company or its Parent or Subsidiary withhold all or a portion of any Class Ordinary Share that otherwise would be issued to such Participant or by surrendering all or a portion of any Class A Ordinary Share that they previously acquired.  Such Class A Ordinary Share shall be valued on the date when they are withheld or surrendered.  Any payment of taxes by assigning Class A Ordinary Share to the Company or its Parent or Subsidiary may be subject to restrictions, including any restrictions required by the U.S. Securities and Exchange Commission, accounting or other rules.

(c)

Discretionary Nature of Plan.  The benefits and rights provided under the Plan are wholly discretionary and, although provided by the Company, do not constitute regular or periodic payments.  Unless otherwise required by Applicable Laws, the benefits and rights provided under the Plan are not to be considered part of a Participant’s salary or compensation or for purposes of calculating any severance, resignation, redundancy or other end of service payments, vacation, bonuses, long-term service awards, indemnification, pension or retirement benefits, or any other payments, benefits or rights of any kind.  By acceptance of an Award, a participant waives any and all rights to compensation or damages as a result of the termination of employment with the Company or its Subsidiaries or Parent for any reason whatsoever insofar as those rights result or may result from this Plan or any Award.

(d)

Code Section 409A.  Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Code Section 409A, except as otherwise determined in the sole discretion of the Administrator.  The Plan and each Award Agreement under the Plan is intended to meet the requirements of Code Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator.  To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Code Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Code Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Code Section 409A.

(e)

Limitation on Liability.  Neither the Company nor any person serving as Administrator shall have any liability to a Participant in the event an Award held by the Participant fails to achieve its intended characterization under applicable tax law.

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16.

No Rights as a Service Provider.  Neither the Plan, nor an Award Agreement, nor any Award shall confer upon a Participant any right with respect to continuing his or her relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company or its Parent or Subsidiaries to terminate such relationship at any time, with or without cause.

17.

Term of Plan.  The Plan will become effective pursuant to the resolution adopting the Plan by the Board.  Unless terminated earlier under Section 18, the Plan will continue in effect for a term of ten (10) years.

18.	Amendment and Termination of the Plan.

(a)	Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b)

Effect of Amendment or Termination.  No amendment, alteration, suspension, or termination of the Plan will impair the rights of any Participant with respect to outstanding Awards, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company.  Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

19.	Conditions Upon Issuance of Class A Ordinary Shares.

(a)

Legal Compliance.  Class A Ordinary Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Class A Ordinary Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)

Investment Representations.  As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Class A Ordinary Shares are being purchased only for investment and without any present intention to sell or distribute such Class A Ordinary Shares if, in the opinion of counsel for the Company, such a representation is required.

20.

Severability.  Notwithstanding any contrary provision of the Plan or an Award Agreement to the contrary, if any one or more of the provisions (or any part thereof) of this Plan or the Award Agreements shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award Agreement, as applicable, shall not in any way be affected or impaired thereby.

21.

Inability to Obtain Authority.  The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Class A Ordinary Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Class A Ordinary Shares as to which such requisite authority will not have been obtained.

22.	Choice of Law. The Plan will be governed by and construed in accordance with the internal laws of the State of New York, without reference to any choice of law principles.

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